September 3, 2004 VIA EDGAR SYSTEM

FOLEY & LARDNER LLP

ATTORNEYS AT LAW

150 WEST JEFFERSON, SUITE 1000

DETROIT, MI 48226-4443

313.963.6200 TEL

313.963.9308 FAX

www.foley.com

WRITER’S DIRECT LINE

313.442.6402

yvanriper@foley.com EMAIL

CLIENT/MATTER NUMBER

025655-0110

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Veri-Tek International, Corp. Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Veri-Tek International, Corp., a Michigan corporation (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), the above-referenced Registration Statement, with exhibits, relating to the sale of shares of the Company’s common stock, no par value.

The Company has made a wire transfer of $1,486.19 in payment of the prescribed registration fee to the United States Treasury Designated Lockbox Depository of Mellon Bank in Pittsburgh, Pennsylvania. Such fee was calculated in accordance with the requirements of Rule 457(o) under the Securities Act. The Company’s filing fee account number is 0001302028.

Should any questions arise in connection with this filing, please contact Patrick Daugherty at (313) 442-6495 or me at (313) 442-6402.

Very truly yours,

/s/ Yvette M. VanRiper

Yvette M. VanRiper

YMVR/lmd

Enclosures

cc:	Veri-Teck International Corp.

    Mr. David Harper, CFO

Foley & Lardner LLP

    Mr. Patrick Daugherty